亞洲水泥股份有限公司
ASIA CEMENT CORPORATION

3 … 207, TUN HWA SOUTH
RO … :
TE … SIACEMENT TAIPEI
FA … 7338000

03032277

RULE12G3-2(B)EXEMPTION NO:82-3385

03 SEP 26 AM 7:21

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF INTERNATIONAL CORPORATION
FINANCE ROOM 3094-STOP 3-6
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549

BANK OF NEW YORK
101 BARCLAY STREET
NEW YORK, NEW YORK 10286
FAX:002-1-212-5 71-3050

MORGAN STANLEY ASIA (TAIWAN) LTD.
台北市106敦化南路二段207號22樓
TAIPEI, TAIWAN, R.O.C.
FAX:8732-2299
TEL:8732-9000

SBC WARBURG
25F ONE EXCHANGE SQUARE
8 CONNAUGHT PLACE HONG KONG
FAX:002-4471-425-8990

FAR EASTERN INTERNATIONAL BANK
台北市襄陽路1號5樓
TAIPEI, TAIWAN, R.O.C.
FAX:2361-1339

LONDON STOCK EXCHANGE
COMPANY ANNOUNCEMENT OFFICES
CAPEL COURT OFF-BARTHOLONEW LANE
LONDON EC1N 1HP
FAX:44171-4106827

SUPPL

SUBJECT: ASIA CEMENT CORPARATION ("ACC"; THE "COMPANY")
- RULE 144A GLOBAL DEPOSITARY SHARES ("GDRS")

REFERENCE: ASIA CEMENT'S FILING OF RULE 12G3-2(B) EXEMPTION

SEP 10, 2003

DEAR SIRS,

Pursuant to Rule 12g3-2(b) exemption requirements, or Rule 144A Global Depositary Receipt Deposit Agreement and Underwriting Agreement dated as of June 16, 1992, please be advised as follows:

1. the ACC's public announcement of the brief operation report for the month of August 2003.
2. the ACC's report to Taiwan Stock Exchange regarding sales revenue, guarantee of note payable issued by ACC's affiliates and loans to others for the month of August 2003.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Yours faithfully,

Herman Wang

Herman M. Wang

ANNOUNCEMENT OF ASIA CEMENT CORPORATION

NOUNCEMENT OF SALES REVENUE、GUARANTEES OF NOTES PAYABLE ISSUED BY AFFILIATES AND LOANS TO
N ,2003.

UNIT:NT$(THOUSAND)

ITEM	MONTH	2003	2002	INCREASE OR (DECREASE)	%
INVOICES AMOUNT	Aug.	725,059	802,231	-77,172	-9.62%
	Jan. TO Aug.	5,316,675	6,665,981	-1,349,306	-20.24%
NET SALES AMOUNT	Aug.	767,302	910,243	-142,941	-15.70%
	Jan. TO Aug.	6,302,366	7,303,629	-1,001,263	-13.71%
RANTEES OF NOTES	Aug.	6,196,656	6,247,509	-50,853	-0.81%
ES OF NOTES(SUBSIDIARIES)	Aug.	4,720,374	-	-	-

E OF LOAN TO OTHERS AT THE END OF THIS MONTH IS 0 THOUSAND AND OF LAST MONTH IS 0 THOUSAND.

IMITATION OF LOAN TO OTHERS IS 17,903,371THOUSAND.